Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Infrastructure and Energy Alternatives, Inc. (f/k/a M III Acquisition Corp.), and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: April 12, 2018

Scott Miller

Greenhaven Road Investment Management, LP

MVM Funds, LLC

Greenhaven Road Capital Fund 1, L.P.

By:	/s/ Scott Miller
Scott Miller, for himself and as the
Managing Member of the General
Partner (for itself and on behalf of
the Fund and the Investment
Manager)